Mail Stop 6010



	May 16, 2006


Steven Cozine
Director and Chief Executive Officer
Zandaria Ventures Inc.
535 Thurlow Street, Suite 600
Vancouver, British Columbia
Canada V6E 3C2

Re:	Zandaria Ventures Inc.
	Amendment No. 5 to Registration Statement on Form SB-2
      Filed April 27, 2006
	File No. 333-127389

Dear Mr. Cozine:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 5

1. We note your disclosure of the amounts paid and payable to
Richard
Smith.  Please disclose the $1,000 payment agreed to in paragraph
1
of the mineral property amending agreement dated April 4, 2006 filed as Exhibit 10.2 to your registration statement and indicate whether that amount has been paid or remains payable. In this regard, please also update your risk factor entitled "If we are unable to make the
$17,500 payment to complete the acquisition of the chip claims by April 5, 2006, we will lose our interest in the property and our business will fail."

Risk Factors, page 6

If we do not obtain additional financing..., page 6

2. We note you continue to disclose that you have sufficient funds to commence the phase one exploration. We note, however, that the disclosed estimated costs of the phase one exploration program exceed your cash position as of December 31, 2005. As such we reissue comment 2 from our letter dated March 24, 2006.

If we are unable to make the $17,500  payment..., page 7

3. Please revise the due date of your $17,500 payment to Richard
Smith as indicated in the caption of your risk factor to reconcile with your other disclosure.

Selling Securityholders, page 9

4. We note your response to comment 1 in your letter dated March
24,
2006, however, you have not made the indicated revision in your prospectus. As such, we reissue prior comment 1.

Financial Statements

5. Please update the financial statements as required by Item
310(a)
of Regulation S-B. As such, you should amend your filing to provide an audited balance sheet as of March 31, 2006 and corresponding audited statements of income, cash flows and changes in stockholders` equity for the fiscal year ended March 31, 2006, the period from February 23, 2005 (date of inception) through March 31, 2005 and cumulative statements for the period from February 23, 2005 (date of inception) through March 31, 2006.

Exhibit 23.1 - Consent of Cinnamon Jang Willoughby & Company

6. We note your response to prior comment 6, however, it does not appear that your auditor has made the appropriate revisions to the consent. Therefore, we reissue our prior comment 6 in its entirety.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 551-3626, or Kevin
Vaughn
at (202) 551-3643, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim
Buchmiller at (202) 551-3635 or me at (202) 551-3800 with
questions
regarding our comments on any other part of your filing.

	Sincerely,



	Peggy A. Fisher
	Assistant Director
Steven Cozine
Zandaria Ventures Inc.
May 16, 2006
Page 3